SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13G/A
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 2)


                           SOFTWARE ARTISTRY, INC.
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                  834028102
                                (Cusip Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

    CUSIP No.    834028102                                 Page 2 of 6
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
    Joseph Piscopo
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a)  [ ]
                                                                  (b)  [ ]
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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
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          NUMBER OF               5    SOLE VOTING POWER

           SHARES                      0
                                  -------------------------------------------
         BENEFICIALLY             6    SHARED VOTING POWER

           OWNED BY                    606,844 (including 31,500 shares
                                       subject to options)
                                  -------------------------------------------
             EACH                 7    SOLE DISPOSITIVE POWER

          REPORTING                    606,844 (including 31,500 shares
                                       subject to options)
                                  -------------------------------------------
            PERSON                8    SHARED DISPOSITIVE POWER

             WITH                      0
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    606,844 (including 31,500 shares subject to options exercisable within 60 days)
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                       [ ]
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    8.5%
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12  TYPE OF REPORTING PERSON

     IN
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                                                           Page 3 of 6

Item 1.

     (a)     Name of Issuer

             Software Artistry, Inc.

     (b)     Address of Issuer's Principal Executive Offices

             9449 Priority Way West Drive
             Indianapolis, Indiana 46240

Item 2.

     (a)     Name of Person Filing

             Joseph A. Piscopo

     (b)     Address of Principal Business Office, or, if none, Residence

             18 Natoma Drive
             Oak Brook, Illinois 60521

     (c)     Citizenship

             United States of America

     (d)     Title of Class of Securities

             Common

     (e)     CUSIP Number

             83402810

Item 3.

     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     Not Applicable

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                                                           Page 4 of 6

Item 4.

     Ownership

     On December 18, 1997, Software Artistry, Inc. (the "Company"), International Business Machines Corporation (the "Parent") and Hoosier Acquisition Corp. (the "Sub") entered into an Agreement and Plan of Merger providing for (i) the making of a cash tender offer (as such offer may be amended from time to time as permitted under the Merger Agreement, (the "Offer")) by Sub for all the outstanding shares of common stock, no par value, of the Company (the "Company Shares") and (ii) the merger of Sub with the Company (the "Merger"). As a condition to the Parent and Sub entering into the Merger Agreement, certain shareholders of the Company, including the Filing Person, entered into a Shareholder Agreement on December 18, 1997, pursuant to which the Filing Person has unconditionally agreed to tender into the Offer, and not to withdraw therefrom, all the Company Shares that the Filing Person owned on December 18, 1997 as well as any Shares thereafter acquired, including upon the exercise of stock options. In addition, the Filing Person has agreed to sell to the Sub, and the Sub has agreed to purchase, all of the Filing Person's Shares at a price per share equal to the Offer Price, subject to certain conditions. Under the Shareholder Agreement, the Filing Person has granted to certain individuals designated by IBM an irrevocable proxy with respect to the Shares subject to the Shareholder Agreement to vote such Shares under certain circumstances, including for approval of the Merger and against any other Takeover Proposal (as defined therein).

     (a)     Amount Beneficially Owned

             606,844 shares (including 31,500 shares subject to options)

     (b)     Percent of Class

             8.4%

     (c)     Number of shares as to which such person has:

          (i)     sole power to vote or to direct the vote

                  -0-

          (ii)    shared power to vote or to direct the vote

                  606,844 shares (including 31,500 shares subject to options)

          (iii)   sole power to dispose or to direct the disposition of

                  606,844 shares (including 31,500 shares subject to options)

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                                                           Page 5 of 6


          (iv)    shared power to dispose or to direct the disposition of

                  0

Item 5.

     Ownership of Five Percent or Less of a Class

     Not Applicable

Item 6.

     Ownership of More than Five Percent on Behalf of Another Person

     None

Item 7.

     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not Applicable

Item 8.

     Identification and Classification of members of the Group

     Not Applicable

Item 9.

     Notice of Dissolution of a Group

     Not Applicable

Item 10.

     Certification

     Not Applicable

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                                                           Page 6 of 6


                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  12/21/97                    /s/ Joseph A. Piscopo
                                   -------------------------------
                                   Signature

                                   Joseph A. Piscopo
                                   -------------------------------
                                   Name/Title